September 16, 2010

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attention: Mr. Jonathan Groff, Attorney-Advisor

Re:	Motorola SpinCo Holdings Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed August 31, 2010

File No. 001-34805

Dear Mr. Groff:

Motorola SpinCo Holdings Corporation (“Motorola SpinCo”) acknowledges receipt of your letter dated September 10, 2010 related to the above referenced filing. Due to the internal review process, Motorola SpinCo will require additional time beyond September 24, 2010 to respond to your comments. Motorola expects to deliver its response to your letter on or before Friday, October 8, 2010.

Please call me at (847) 576-7646 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Carol Forsyte
Carol Forsyte
Corporate Vice President, Law, Securities